Gold Royalty Corp.

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

March 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Anuja Majmudar and Loan Lauren Nguyen

Re:	Gold Royalty Corp.
Registration Statement on Form F-1
Filed on January 12, 2021
File No. 333-252036 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Gold Royalty Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on March 8, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq., at (212) 659-4974.

Very truly yours,

Gold Royalty Corp.

By:	/s/ David Garofalo
David Garofalo Chief Executive Officer, President and Chairman